Exhibit 99.2

Algonquin Power & Utilities Corp. to Partner with Kinder Morgan

OAKVILLE, ON, Nov. 24, 2014 /CNW/—Algonquin Power & Utilities Corp. (“APUC”) (TSX:AQN) today announced that it plans to participate in the development of Kinder Morgan’s proposed Northeast Energy Direct (“NED”) natural gas pipeline project.

Liberty Utilities (Pipeline & Transmission) Corp., a wholly owned subsidiary of APUC and Kinder Morgan Operating L.P. “A” have agreed to form a new entity (“Northeast Expansion LLC”) to undertake the development, construction and ownership of a 30-inch or 36-inch natural gas transmission pipeline to be located between Wright, NY and Dracut, MA. The project is scalable up to 2.2 billion cubic feet per day (Bcf/d), and the pipeline capacity will be contracted with local distribution utilities, and other customers, to help ease constraints on natural gas supply in the northeast U.S. and help ensure much needed reliability to the power-generation grid. It is anticipated that the project will receive a FERC certificate in Q4 2016, with commercial operations occurring by late 2018.

Under the agreement, APUC will initially subscribe for a 2.5% interest in Northeast Expansion LLC with an opportunity to increase its participation up to 10%. The total capital investment opportunity for APUC could be up to US$400 million, depending on the final pipeline configuration and design capacity.

“I am pleased to announce our first natural gas transmission pipeline investment in the U.S. Northeast,” said Ian Robertson, Chief Executive Officer of APUC. “This initial investment with global leader Kinder Morgan represents a strategic initiative that connects our generation and distribution businesses across the utility value continuum. The partnership agreement provides APUC with the opportunity for additional investment in project expansions offering further diversification to our dynamic organization.”

“We are pleased to have a customer such as Algonquin partner with us for such a significant project for the region. The NED project could move up to 2.2 Bcf/d of supply originating from the Marcellus area from Wright, New York, to Dracut, Massachusetts and other customer-designated points to serve the New England market,” said Kinder Morgan Natural Gas Pipelines President Thomas A. Martin. “The Tennessee Gas Pipeline system provides unmatched supply diversity, including incremental access to the prolific Marcellus and other shale plays, making the Northeast Energy Direct project an ideal solution to satisfy rapidly growing natural gas demand that is forecasted in the Northeast and New England in the years ahead.”

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $3.6 billion North American diversified generation, transmission and distribution utility. The distribution and transmission utilities operate in the United States and provide rate regulated water, electricity and natural gas utility services to over 488,000 customers. The non-regulated generation utility owns or has interests in a portfolio of contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission utilities, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 20:48e 24-NOV-14